SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release dated May 5, 2009 entitled “Spreadtrum Communications, Inc. Announces $44 Million of New Financing.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: May 6, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release dated May 5, 2009 entitled “Spreadtrum Communications, Inc. Announces $44 Million of New Financing.”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

$44 Million of New Financing

Shanghai, China, May 5, 2009 – Spreadtrum Communications, Inc. (NASDAQ: SPRD, the “Company”), one of China’s leading wireless baseband chipset providers, today announced that its Chinese subsidiary, Spreadtrum Communications (Shanghai) Co., Ltd., has received RMB 300 million (approximately $44 million) of new financing from a Chinese bank in the form of a fixed term loan.

The bank loan is unsecured and is for a term of 3 years. Interest on borrowings will be initially set at 5.4% annually, to be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. The interest on borrowings under this bank loan will be mostly covered by Chinese government subsidy funds.

“We very much appreciate and are excited to receive this nearly interest-free financing. This indicates the Chinese government’s strong support and high confidence in Spreadtrum to develop semiconductor products in 2nd and 3rd generation wireless communications in the Chinese market. We plan to use our borrowings under the loan to increase R&D investment in our GSM and TD-SCDMA projects and to expand our IC operations in China. With our strengthened financial position, we are more confident in our ability to overcome the difficulties caused by the current worldwide economic and financial crisis and do not expect to need to raise additional funds in the near future,” said Dr. Leo Li, president and chief executive officer of Spreadtrum Communications, Inc.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding our plans to use loan proceeds to increase R&D investments in GSM and TD-SCDMA projects and expand IC operations in China, our ability to overcome the difficulties in the current worldwide economic and financial crisis and our expectation that we will not need to raise additional funds in the near future. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, Chinese government’s continued support of the Company, availability of capital to support the Company’s future needs, the need for additional funding and the risk that financing may not be obtained, continuing weak industry demand and the effect of such weakness on revenue, continuing difficulties caused by the current worldwide economic and financial crisis, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727

E-mail: ir@spreadtrum.com